

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 3, 2016

<u>Via E-mail</u>
Mr. Robert E. Bowers
Chief Financial Officer and Executive Vice President
Piedmont Office Realty Trust, Inc.
11695 Johns Creek Parkway, Suite 350
Johns Creek, GA 30097

> **Re: Piedmont Office Realty Trust, Inc.**
> **Form 10-K for the year ended December 31, 2015**
> **Filed on February 17, 2016**
> **File No. 001-34626**

Dear Mr. Bowers:

We have reviewed your September 1, 2016 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 23, 2016 letter.

Form 10-K for the fiscal year ended December 31, 2015

Funds from Operations, Core Funds from Operations (Core FFO) and Adjusted Funds from Operations (AFFO), page 36

1.   We note your response to our prior comment 2 and the described use of your AFFO measure in your response to our prior comment 1, which indicates this measure is used to demonstrate the company's ability to make incremental capital investments such as construction or acquisition of major office projects. Given the use of this measure, it appears to be a liquidity measure. Please revise future filings, including earnings releases, to remove the presentation of this measure on a per share basis.

   You may contact Shannon Sobotka, Staff Accountant at (202) 551-3856, or the undersigned at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Nicole Collings, Staff Attorney at (202) 551-6431 or Jennifer Gowetski, Senior Counsel at (202) 551-3401 with any other questions.

         Sincerely,

         /s/ Daniel L. Gordon

         Daniel L. Gordon
         Senior Assistant Chief Accountant
         Office of Real Estate and
         Commodities